June 1, 2007	Paul Bork Boston Office 617.832.1113 pbork@foleyhoag.com
Via Edgar

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, DC 20549

Re:	Novelos Therapeutics, Inc.
Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-143263)

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Amendment No. 1 (the “Amendment”) to the Registration Statement on Form SB-2, Registration No. 333-143263, which was filed with the SEC on May 25, 2007.

The primary purpose of the Amendment is to include on the cover page of the registration statement the “delaying amendment” paragraph. The date of the prospectus has been changed and recent stock prices have been updated.

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Amanda Kirouac at (617) 832-3091.

Sincerely,

/s/ Paul Bork
Paul Bork
PB
Enclosures

cc:	Mr. Harry Palmin
Ms. Amanda Kirouac